EXHIBIT 10.60

AMENDMENT NO. 1

TO MASTER INTERCOMPANY AGREEMENT

This is Amendment No. 1 to the Master Intercompany Agreement dated as of April 26, 1993 by and between Navistar International Transportation Corp. and Navistar Financial Corporation (the "Agreement").

WHEREAS, the parties to the Agreement desire to amend the Agreement to achieve the following three objectives:

1. To remove certain archaic language from the Agreement which language had been required to be carried over from preceding agreements under covenants contained in certain NFC indentures relating to publicly issued debt which debt has now been repaid and which indentures are no longer operative;

2. To amend the definition of Retail Account to clarify that sales to TEM's of NITC New Products are included.

3. To amend certain definitions to clarify that NFC's retail leasing operations through Harco Leasing have been and shall continue to be subject to the same NITC repurchase and guarantee provisions under the Agreement as are provided to NFC with regard to its retail financing business; and

4. To document the procedures by which Harco Leasing's and NFC's retail leasing operations have been and shall continue to have the benefit of NITC's residual value guarantees.

NOW THEREFORE for good and valuable consideration the receipt and adequacy of which is hereby acknowledged by the parties hereto, the parties agree as follows:

A. In order to remove references to "Trust Recipient Interests" and "Harvester" paragraph II.A.1. is deleted in its entirety and replaced with the following:

"A. Sale and Purchase of Contracts

1. On each Business day NITC agrees to offer to sell to NFC, to endorse or otherwise assign to NFC, without recourse, and to deliver to NFC all Retail Contracts and Wholesale Contracts acquired in the regular course of NITC's business, and existing on April 26, 1993 or coming into existence thereafter all on terms which will (together with charges made to others for financing services) afford reasonable compensation for the financing services rendered by NFC to NITC and Dealers in respect of the sale of

New International Products, New Goods or Used Goods. NFC in turn agrees, to the extent that it is able to finance such purchases, to purchase such Retail Contracts and Wholesale Contracts except those, if any, as to which the risk of loss is unacceptable to NFC."

B.   The words "and Trust Receipt Interests" are deleted from Paragraph II.A.2.

C.   Page 14 of the Agreement is replaced by Exhibit "A", attached hereto and made a part hereof.

D.   The definition of Retail Account is amended by adding the words "and to TEM's" after the word "customers" in line 4.

E.   The definition of Dealer Repossession Loss is amended to add the words: "or unrecovered Equipment costs (Harco Leasing)" after Retail Contracts in the fourth line.

F.   The definition of NITC Repossession Loss is amended to add the words: "or unrecovered Equipment cost (Harco Leasing)" after Retail Contracts in the third line.

G.   Article V is deleted in its entirety.

H.   A new section is added at the end of the Agreement as follows:

"XI.   <u>Residual Guarantee</u>

Whenever NITC shall offer a residual guarantee to a Harco Leasing customer in order to fix the value of Equipment at the end of a Harco Leasing lease term (a "NITC Residual Guarantee") NFC shall document such Residual Guarantee in writing to NITC and NITC shall pay such Residual Guarantee to NFC or Harco Leasing at the end of the Harco Leasing lease term on the next Business Day following the delivery of the related Equipment (with properly assigned title) to NITC."

This Amendment No. 1 is effective as of September 30, 1996.

                    NAVISTAR INTERNATIONAL
                    TRANSPORTATION CORP.

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                    By:

                    Title:

                    NAVISTAR FINANCIAL CORPORATION

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                    By:

                    Title: